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                                             File No. 70-6971


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                 POST-EFFECTIVE AMENDMENT NO. 9

                               to

                            FORM U-1


                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                 NEW ENGLAND ENERGY INCORPORATED
                        25 Research Drive
                Westborough, Massachusetts  01582

             (Name of company filing this statement
           and address of principal executive offices)


                   NEW ENGLAND ELECTRIC SYSTEM

    (Name of top registered holding company in parent system)

John G. Cochrane                   Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, MA  01582             Westborough, MA  01582

           (Names and Addresses of agents for service)
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Purpose of this Post-Effective Amendment No. 9
----------------------------------------------

     By this Post-effective Amendment No. 9, Applicant New England Energy Incorporated (NEEI) requests that the Commission extend through 1998 its authorization to enter into interest rate protection arrangements, including but not limited to contractual arrangements with one or more parties (the Counterparty) for the purpose of exchanging interest payment obligations (Swap Agreements).

1.   Item 1. is amended to include the following:
-------------------------------------------------

A.   Background
     ----------

     NEEI is a subsidiary of New England Electric System (NEES), a registered holding company under the Public Utility Holding
Company Act of 1935 (the Act). NEEI is engaged in various activities relating to fuel supply for the NEES system as authorized by the Commission.

     By order dated April 7, 1995, (HCAR No. 26268), the Commission authorized NEEI to enter into a credit agreement with a group of banks headed by Credit Suisse (Credit Agreement). The terms of the Credit Agreement provide for borrowings by NEEI up to a total amount outstanding of $225 million. The amount of the facility available under the Credit Agreement reduces incrementally according to a set schedule through April 7, 2002. Total borrowings by NEEI at September 30, 1995 were $180 million.

     Interest paid on borrowings under the Credit Agreement can, at NEEI's option, be calculated based on: (i) LIBOR Rates of various maturities up to one year (subject to availability), (ii) Credit Suisse's Base Rate, and (iii) competitive bid advances.

B.   Extension of Current Authorization to Enter Into Interest
     Rate Protection Arrangements
     ---------------------------------------------------------

     By order dated March 7, 1986 (HCAR No. 24046), NEEI was authorized to enter into one or more Swap Agreements on or before December 31, 1987 covering a total notional amount of up to $200 million for a term or terms ranging between three and seven years. By order dated December 17, 1987 (HCAR No. 24531) this authority was expanded to include other interest rate protection mechanisms, with the total notional amount that could be covered by arrangements remaining at $200 million. Post-effective Amendment No. 3 (dated November 4, 1987) in this file sets forth the proposed interest rate protection arrangements, including
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Swap Agreements.  NEEI now requests that this authority to enter into such arrangements be extended through December 31, 1998.

     Under the additional types of mechanisms being considered, NEEI would either pay a fixed rate on a portion of its debt or establish an interest rate cap on a portion of its debt. Depending on how long the fixed rate or the capped rate is set, NEEI may pay the Counterparty an upfront fee, establish an interest rate floor, and/or share with the Counterparty a portion of the savings realized on the spread between the fixed or capped rate and the floating rate. Such interest rate protection mechanisms generally run from two to five years. Under some arrangements, the rates are locked in at the time the terms are agreed upon, but the payments do not begin until some point in the future.

     In no event will the fixed rate of interest paid by NEEI exceed by more than 1.5% per annum the yield on direct obligations of the U.S. Government with maturities comparable to the term of such agreements, plus any intermediary fee required and any amounts required in excess of what NEEI receives from the Counterparty to meet its obligations under the Credit Agreement.

     NEEI may be obligated to pay an arrangement fee and various legal fees and other expenses in connection with interest rate protection transactions. Also, in the event an intermediary between the Counterparty and NEEI is necessary for the purpose of guaranteeing payment obligations, such intermediary would require a fee, which would not exceed 1/2% per annum on the notional amount. NEEI may also be required to pay amounts in addition to the payments received under any given interest rate swap in order to meet fully its interest payment obligations under the Credit Agreement.

     The total notional amount to be covered at any one time under all of the agreements shall not exceed the lesser of $175 million or the amount of the available facility under the Credit Agreement. Currently, NEEI has two swaps outstanding with a combined notional amount of $75 million. On October 21, 1993 NEEI entered into a three year Swap Agreement with Merrill Lynch Capital Services, Inc. for a notional amount of $50 million. On June 7, 1995, NEEI entered into a three year Swap Agreement with Citibank, N.A. for a notional amount of $25 million.

     NEEI continues to believe that the ability to enter into such arrangements would be advantageous in order to reduce exposure to increases in short-term interest rates and to improve its ability to project interest costs. Having the flexibility to select among different interest rate protection mechanisms would give NEEI the ability to elect transactions having the lowest estimated costs.
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     In summary, NEEI requests that the Commission extend and
continue through 1998 its authorization for NEEI to enter into interest rate swap arrangements and other types of interest rate protection mechanisms as described and previously approved by the Commission by orders dated August 16, 1984 (HCAR No. 23397), March 7, 1986 (HCAR No. 24046), December 17, 1987 (HCAR No. 24531), December 29, 1989 (HCAR No. 25015), September 19, 1991
(HCAR No. 25378, and December 1, 1993 (HCAR No. 25935). The total notional amount to be covered at one time under all such arrangements and mechanisms shall not exceed the lesser of $175 million or the amount of the available facility under the Credit Agreement.

2.   Item 2.  Fees, Commissions and Expenses is amended to
     include the following:
     -----------------------------------------------------

     In addition to fees described in Post-effective Amendment No. 9, services incidental to the transactions described herein will be performed by New England Power Service Company at the actual cost thereof. New England Power Service Company is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder. It is estimated that the cost of such services will not exceed $20,000 through December 31, 1998. These amounts include a $2,000 filing fee paid by wire transfer to the Commission at the time of filing this Amendment.

3.   Item 5.  Procedure is amended to include the following:
     -------------------------------------------------------

     Applicant requests that the Commission issue its order on or before December 31, 1995, or as soon as practicable thereafter.

     Applicant (i) does not request a recommended decision by a hearing officer, (ii) does not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specifies that the Division of Investment Management may assist in the preparation of the Commission's Decision, and (iv) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.

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4.   Item 6.  Exhibits and Financial Statements.
     -------------------------------------------

     Reference is made to the quarterly reports by NEEI under Rule 24 (File Nos. 70-5543, 70-6513, 70-6823, 70-7055, 70-6958)
providing detailed information on its oil and gas exploration and development activities.

     The following exhibits are hereby added:

     G-1  Financial Data Schedule - NEEI
     G-2  Financial Data Schedule - NEES
     N-1  Form of Notice
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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has duly caused this Post-effective Amendment No. 9 (Commission File No. 70-6971) to be signed on its behalf by the undersigned officer thereunto duly authorized by such Company.

                              NEW ENGLAND ENERGY INCORPORATED


                                 s/John G. Cochrane
                              By _____________________________
                                 John G. Cochrane
                                 Treasurer


Dated:  October 19, 1995